As filed with the Securities and Exchange Commission on August 7, 2017

Registration No. 333-217765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Post-Effective Amendment No.1 to

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ROSETTA GENOMICS LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Israel	2834	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Rosetta Genomics Ltd.

10 Plaut Street, Science Park

Rehovot 76706 POB 4059

Israel

+972-73-222-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rosetta Genomics Inc.

3711 Market Street, Suite 740

Philadelphia, Pennsylvania 19104

Attn: President and Chief Executive Officer

(215) 382-9000

(Name, address , including zip code, and telephone number,

including area code, of agent for service)

With copies to:
Robert E. Burwell, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 44 Montgomery Street, 36th Floor San Francisco, CA 94104 (415) 432-6000	Nir Oren, Adv. Amar Reiter Jeanne Shochatovitch, Lawyers Champion Tower, 30 Sheshet Hayamim Rd. Bnei Brak 5120261, Israel Tel +972-3-601-9601	Oded Har-Even, Esq. Robert V. Condon III, Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, New York 10019 (212) 660-5000	Zvi Gabbay, Adv. Barnea & Co. Electra City Tower 58 HaRakevet St. Tel Aviv 6777016, Israel Tel: +972-3-640-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-217765

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-217765 is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to replace Exhibits 5.1, 5.2, 23.2 and 23.3 to such Registration Statement. This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Article 67 of our articles of association provides as follows:

“INDEMNITY AND INSURANCE

(a)	Subject to the provisions of the Companies Law and to the fullest extent permitted under the Companies Law, as shall be in effect from time to time, the Company may:

(i)	enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders;

(ii)	undertake in advance to indemnify an Office Holder, under any circumstances, in respect of which the Company may undertake in advance to indemnify an Office Holder under the Companies Law, subject to the limitations set forth in the Companies Law;

(iii)	indemnify an Office Holder as permitted under the Companies Law;

(iv)	release and exculpate, in advance, any Office Holder from any liability from damages arising out of a breach of a duty of care towards the Company.

(b)	Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 67 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law.

(c)	The provisions of this Article 67 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favour of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.”

Article 2 of our articles of association defines “Office Holder” as “every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company.”

The Companies Law provides that a company may, if its articles of association include provisions which allow it to do so:

(1)          enter into a contract to insure the liability of an “office holder” (as defined) of the company by reason of acts committed in his or her capacity as an office holder of the company for any of the below:

(a)	the breach of his or her duty of care to the company or any other person;

(b)	the breach of his or her duty of loyalty to the company to the extent he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him or her in favor of other persons.

(2)          indemnify an office holder of the company for the following liabilities or expenses that may be imposed upon him or her or that he or she may incur by reason of acts committed in his or her capacity as an office holder of the company, for:

(a)	monetary liabilities or obligations imposed upon him or her in favor of another person under a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder pursuant to an inquiry or a proceeding brought against him or her by a competent authority, which was concluded without the submission of an indictment against him or her and without any financial penalty being imposed on him or her as an alternative to a criminal proceeding or which was concluded without the submission of an indictment against him or her but with a financial penalty being imposed on him or her as an alternative to a criminal proceeding, in respect of a criminal offence which does not require proof of criminal intent or with respect to monetary sanction;

In this subsection: (i) a proceeding concluded without the submission of an indictment in a matter in respect to which a criminal investigation was initiated shall mean the relevant case against him or her being closed in accordance with the provisions of Section 62 of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982, or by virtue of a stay of proceedings by the Attorney General in accordance with the provisions of Section 231 of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982; and (ii) “a financial penalty imposed as an alternative to a criminal proceeding” means a monetary penalty imposed in accordance with law as an alternative to a criminal proceeding, including an administrative fine in accordance with the Israeli Administrative Crimes Law, 5746-1985, a fine for a crime that is considered a crime in respect of which a fine may be imposed, in accordance with the provisions of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982, a monetary sanction or a forfeit; and

(c)	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require proof of criminal intent in which he or she was convicted.

(3)          exempt an office holder, in advance, from and against all or part of his or her liability for damages due to a breach of his or her duty of care to it, provided that a company may not exempt a director in advance from his or her liability to it due to a breach of his or her duty of care with respect to a ‘Distribution’ (as defined in Section 1 of the Companies Law).

The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder (X) post-factum; and (Y) may also provide that a company may undertake to indemnify an office holder in advance as follows: (i) as detailed in section 2(a) above, provided that the undertaking is limited to types of occurrences which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable in light of the activities of the company when the undertaking is given and to an amount or a criteria that the board of directors has determined is reasonable in the circumstances, and that the undertaking shall specify the occurrences which in the board of directors’ opinion are foreseeable as aforesaid, and the amount or criteria set by the board of directors as reasonable in the circumstances (ii) as detailed in sections 2(b) and 2(c) above.

The Companies Law provides that a provision in a company’s articles of association which permits the company to enter into a contract to insure the liability of or to indemnify an office holder or to exempt an office holder from his or her liability to the company, or a resolution of a company’s board of directors to indemnify an office holder with respect to the following will not be valid:

•	a breach of his or her duty of loyalty, other than, in respect of indemnification and insurance, to the extent described in Section 1(b) above;

•	a breach of his or her duty of care that was done intentionally or recklessly, unless the breach was done only in negligence;

•	an act or omission done with the intent to unlawfully realize personal gain; or

•	a fine, monetary sanction, forfeit or penalty imposed upon him or her.

The term “office holder” (or “Noseh Misra” in Hebrew) is defined in the Companies Law as a managing director, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the managing director.

According to the Companies Law, granting an exemption to, indemnification of, and procurement of insurance coverage for, an office holder of a company requires, the approval of the company’s compensation committee and board of directors, and, in some circumstances, including if the office holder is a director, the chief executive officer or a controlling shareholder, as defined for that purpose in the Companies Law, the approval of the company’s shareholders, and in some cases,(such as in case of the chief executive officer, a controlling shareholder, or approval of terms not consistent with the company’s compensation policy) with a special majority.

Our office holders are currently covered by a directors’ and officers’ liability policy. We have also resolved to provide directors and certain other office holders with our standard indemnification undertaking which provides for indemnification from any liability for damages caused as a result of a breach of duty of care and provides an exemption, to the fullest extent permitted by law, all in accordance with and pursuant to the terms set forth in the said indemnification undertaking.

Item 7. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:

1.       On April 14, 2015, we issued 41,667 Ordinary Shares in connection with our acquisition of CynoGen, Inc. (d/b/a PersonalizeDx). In addition, on July 22, 2015, we issued an addition 10,000 Ordinary Shares in lieu of services that were to be provided to an affiliate of CynoGen.

2.       On October 15, 2015, we closed a private placement transaction, pursuant to which we sold an aggregate 27,778 units at $28.8 per unit, with each unit consisting of (i) one Ordinary Share, (ii) a Series A warrant to purchase one-half of an Ordinary Share at an exercise price of $33 per Ordinary Share (subject to adjustment), and (iii) a partially pre-funded Series B warrant. Aegis Capital Corp. served as placement agent. In connection with the private placement, we also issued to the placement agent and its affiliates warrants to purchase a total of 8,333 Ordinary Shares on the same terms as the Series A warrants. All of the Series B warrants were exercised on a cashless basis for an aggregate of 22,208 shares.

3.       On November 23, 2016, we entered into a securities purchase agreement (the “Purchase Agreement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of our Ordinary Shares (the “Shares”) at a purchase price of $6.00 per share and an aggregate principal amount of $3.2 million of unsecured convertible debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 833,334 Ordinary Shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1.3 million unsecured convertible debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “2016 Offerings”). The initial closing of the 2016 Offerings occurred on November 29, 2016, at which time we received gross proceeds of $3.7 million for the Ordinary Shares, the Registered Debentures and Warrants. The closing of the private placement of the PIPE Debentures occurred on February 23, 2017. The closing involved the sale of the PIPE Debentures (convertible into a maximum of 430,834 Ordinary Shares) for gross proceeds of $1.3 million. The aggregate net proceeds to the Company from the 2016 Offerings, after deducting the placement agents’ fees and expenses and our estimated offering expenses, were approximately $4.5 million.

All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering.

Item 8. Exhibits and Financial Statement Schedules

(a)	The Exhibit Index is hereby incorporated herein by reference.
(b)	Financial Statement Schedules.

All Financial Statement Schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(iv)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(v)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(vi)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and;

(vii)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Rehovot, State of Israel on August 7, 2017.

ROSETTA GENOMICS LTD.

By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Kenneth A. Berlin	Chief Executive Officer and President	August 7, 2017
Kenneth A. Berlin	(principal executive officer)

/s/ Ron Kalfus	Chief Financial Officer	August 7, 2017
Ron Kalfus	(principal financial and accounting officer)

*	Chairman of the Board	August 7, 2017
Brian Markison

*	Director	August 7, 2017
Roy N. Davis

Director
Gerald Dogon

*	Director	August 7, 2017
Joshua Rosensweig

*	Director	August 7, 2017
David Sidransky, M.D.

*	Director	August 7, 2017
Tali Yaron-Eldar

*	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Rosetta Genomics Inc., the duly authorized representative in the United States of Rosetta Genomics Ltd., has signed this registration statement on August 7, 2017.

ROSETTA GENOMICS LTD.

By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, President

Exhibit Index

Exhibit Number	Description of Exhibit
1.1**	Form of Engagement Letter with Rodman & Renshaw, a unit of H.C. Wainwright & Co.

3.1(12)	Amended and Restated Articles of Association, as amended.

4.1**	Form of Series A Warrant.

4.2**	Form of Pre-Funded Series B Warrant

4.3**	Form of Placement Agent Warrant

4.4(1)	Form of Share Certificate of Ordinary Share

5.1*	Opinion of Amar Reiter Jeanne Shochatovitch & Co.

5.2*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.

10.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.

10.3(1)	Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).

10.4(6)	Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease – Net, by and between Donna June Kitts Revocable Trust dated April 10, 2006 and CynoGen Inc., dated as of December 1, 2013, as amended.

10.5(4)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.

Exhibit Number	Description of Exhibit
10.6(1)	2003 Israeli Share Option Plan.

10.7(7)	2006 Employee Incentive Plan (Global Share Incentive Plan).

10.8(1)	Form of Director and Officer Indemnification Agreement.

10.9(5)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

10.10(8)@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.

10.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

10.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

10.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.

10.14(11)	Stock Purchase Agreement dated April 3, 2015, by and between Prelude Corporation and Rosetta Genomics Inc. and Rosetta Genomics Ltd.

10.15(9)	Securities Purchase Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the investors in the October 2015 private placement.

10.16(10)	Securities Purchase Agreement, dated November 23, 2016, between the Company and the investors in the 2016 Offering.

10.17**	Form of Securities Purchase Agreement.

10.18**	Waiver by and among the Company and each investor that is a party to the Securities Purchase Agreement, dated November 23, 2016 and Registration Rights Agreement, dated November 23, 2016.

21.1(13)	List of Subsidiaries.

23.1**	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2*	Consent of Amar Reiter Jeanne Shochatovitch & Co. (included in Exhibit 5.1).

23.3*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.2)

24.1**	Power of Attorney (included in the signature page of the Registration Statement filed on May 8, 2017)

101	The following materials are incorporated by reference to our registration statement on Form F-1 filed on May 8, 2017 (File No. 333-217765), formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Loss, (iii) the Consolidated Statements of Changes in Stockholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

*	Filed herewith.
**	Previously filed.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a grant of confidential treatment.
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.
(5)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(6)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 (Reg. No. 001-33042), filed with the SEC on March 31, 2014.
(7)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (Reg. No. 001-33042), filed with the SEC on March 22, 2013.
(8)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 (Reg. No. 001-33042), filed with the SEC on April 2, 2012.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated October 2015 (Reg. No. 001-33042), filed with the SEC on October 14, 2015.
(10)	Incorporated by reference from the Registrant’s Form 6-K dated November 2016 (Reg. No. 001-33042), filed with the SEC on November 25, 2016.
(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 (Reg. No. 001-33042), filed with the SEC on March 23, 2016.
(12)	Incorporated by reference from the Registrant’s Form 6-K dated September 2016 (Reg. No. 001-33042), filed with the SEC on September 26, 2016.
(13)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, (Reg. No. 001-33042) filed on March 30, 2017.